UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 14d-100)
Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1) of
the Securities Exchange Act of 1934

North American Galvanizing & Coatings, Inc.

(Name of Subject Company (Issuer))

Big Kettle Merger Sub, Inc. (Offeror)
AZZ incorporated (Offeror Parent)

(Name of Filing Person (identifying status as offeror, issuer or other person))

Common Stock, par value $0.10 per share

(Title of Class of Securities)

65686Y109

(CUSIP Number of Class of Securities)

Dana L. Perry Vice President, Chief Financial Officer AZZ incorporated One Museum Place, Suite 500 3100 West 7th Street Fort Worth, Texas 76107 Telephone: (817) 810-0095	Copies to: S. Benton Cantey, Esq. Kelly Hart & Hallman LLP 201 Main Street, Suite 2500 Fort Worth, Texas 76102 Telephone: (817) 878-3559

(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Calculation Of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$125,654,572.50*	$8,959.17**

*	Estimated solely for purposes of calculating the Amount of Filing Fee. Calculated by multiplying the offer price of $7.50 per share by 16,753,943, the number of outstanding shares of common stock of North American Galvanizing & Coatings, Inc. as of February 28, 2010.

**	The Amount of Filing Fee, calculated in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #4 for Fiscal Year 2010, issued by the Securities and Exchange Commission on December 17, 2009, equals $71.30 per $1,000,000 of the aggregate amount of the Transaction Valuation. The Transaction Valuation set forth above was calculated for the sole purpose of determining the Amount of Filing Fee and should not be used for any other purpose.

[  ]    Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not Applicable	Filing Party: Not Applicable
Form or Registration No.: Not Applicable	Date Filed: Not Applicable

[  ]    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]    third-party tender offer subject to Rule 14d-1.

[  ]    issuer tender offer subject to Rule 13e-4.

[  ]    going-private transaction subject to Rule 13e-3.

[  ]    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    [  ]

This Tender Offer Statement on Schedule TO (this “Schedule TO”) is filed by Big Kettle Merger Sub, Inc., a Delaware corporation (“Purchaser”) and an indirect wholly-owned subsidiary of AZZ incorporated, a Texas corporation (“Parent”), and by Parent. This Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.10 per share (the “Shares”), of North American Galvanizing & Coatings, Inc., a Delaware corporation (the “Company”), at a purchase price of $7.50 per Share, net to the seller in cash and subject to any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated as of May 7, 2010 (as it may be amended or supplemented, the “Offer to Purchase”) and in the related letter of transmittal (as it may be amended or supplemented, the “Letter of Transmittal”), copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). Pursuant to General Instruction F to Schedule TO, the information contained in the Offer to Purchase, including all schedules and annexes to the Offer to Purchase, is hereby expressly incorporated in this Schedule TO by reference in response to Items 1 through 11 of this Schedule TO and is supplemented by the information specifically provided in this Schedule TO. The Agreement and Plan of Merger, dated as of March 31, 2010, among the Company, Purchaser, and Parent, a copy of which is attached as Exhibit (d)(1) hereto, and the Stockholders Agreement, dated as of March 31, 2010, among Parent, Purchaser and certain stockholders of the Company identified therein, a copy of which is attached as Exhibit (d)(2) hereto, are incorporated herein by reference with respect to Items 5 and 11 of this Schedule TO.

Item 1. Summary Term Sheet.

The information set forth in the Offer to Purchase under Summary Term Sheet—Questions and Answers is incorporated herein by reference.

Item 2. Subject Company Information.

(a)	The name of the subject company and the issuer of securities to which this Schedule TO relates is North American Galvanizing & Coatings, Inc., a Delaware corporation. Its principal executive office is located at 5314 S. Yale Street, Suite 1000, Tulsa, Oklahoma 74135. Its telephone number at such address is (918) 494-0964.

(b)	This Schedule TO relates to Purchaser’s offer to purchase all issued and outstanding Shares. As of February 28, 2010, there were 16,753,943 Shares issued and outstanding. The information set forth in the Offer to Purchase under The Tender Offer: Introduction, is incorporated herein by reference.

(c)	The information set forth in the Offer to Purchase under The Tender Offer: Section 6, Price Range of the Shares; Dividends, is incorporated herein by reference.

Item 3. Identity and Background of Filing Persons.

(a)–(c)	This Schedule TO is filed by Purchaser and Parent. The information set forth in the Offer to Purchase under The Tender Offer: Section 9, Certain Information Concerning Purchaser and Parent and Schedule A is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a)	The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(a)–(b)	The information set forth in the Offer to Purchase under Summary Term Sheet—Questions and Answers, and The Tender Offer: Introduction; Section 9, Certain Information Concerning Purchaser and Parent; Section 11, Background of the Offer; Contacts with the Company; the Merger Agreement and Stockholders Agreement; Section 12, Purpose of the Offer and the Merger; Plans for the Company after the Offer and the Merger; Stockholder Approval and Appraisal Rights; and Schedule A is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a), (c)(1)–(7)	The information set forth in the Offer to Purchase under Summary Term Sheet—Questions and Answers, and The Tender Offer: Section 6, Price Range of the Shares; Dividends; Section 7, Effect of the Offer on Market for the Shares, Stock Market Quotation, and Exchange Act Registration; Section 11, Background of the Offer; Contacts with the Company; the Merger Agreement and Stockholders Agreement; Section 12, Purpose of the Offer and the Merger; Plans for the Company after the Offer and the Merger; Stockholder Approval and Appraisal Rights; and Section 14, Conditions of the Offer, is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

(a), (b), (d)	The information set forth in the Offer to Purchase under Summary Term Sheet—Questions and Answers, and under The Tender Offer: Section 10, Source and Amount of Funds, is incorporated herein by reference.

Item 8. Interest in Securities of the Subject Company.

(a), (b)	The information set forth in the Offer to Purchase under The Tender Offer: Introduction; Section 8, Certain Information Concerning the Company; Section 9, Certain Information Concerning Purchaser and Parent; Section 11, Background of the Offer; Contacts with the Company; the Merger Agreement and Stockholders Agreement; and Section 12, Purpose of the Offer and the Merger; Plans for the Company after the Offer and the Merger; Stockholder Approval and Appraisal Rights, is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a)	The information set forth in the Offer to Purchase under The Tender Offer: Section 11, Background of the Offer; Contacts with the Company; the Merger Agreement and Stockholders Agreement; Section 12, Purpose of the Offer and the Merger; Plans for the Company after the Offer and the Merger; Stockholder Approval and Appraisal Rights; and Section 16, Fees and Expenses, is incorporated herein by reference.

Item 10. Financial Statements.

Not applicable.

Item 11. Additional Information.

(a)(1)	The information set forth in the Offer to Purchase under The Tender Offer: Section 9, Certain Information Concerning Purchaser and Parent; Section 11, Background of the Offer; Contacts with the Company; the Merger Agreement and Stockholders Agreement; Section 12, Purpose of the Offer and the Merger; Plans for the Company after the Offer and the Merger; Stockholder Approval and Appraisal Rights, and Schedule A is incorporated herein by reference.

(a)(2)–(4)	The information set forth in the Offer to Purchase under The Tender Offer: Section 7, Effect of the Offer on Market for the Shares, Stock Market Quotation, and Exchange Act Registration; and Section 15, Certain Legal Matters and Regulatory Approvals, is incorporated herein by reference.

(a)(5)	The information set forth in the Offer to Purchase under The Tender Offer: Section 17, Legal Proceedings, is incorporated herein by reference.

(b)	The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

Item 12. Exhibits.

(a)(1)(A)	Offer to Purchase, dated May 7, 2010.
(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9).
(a)(1)(C)	Notice of Guaranteed Delivery.
(a)(1)(D)	Press release issued by Parent on April 1, 2010 (incorporated by reference to Exhibit 99.1 to Parent’s Current Report on Form 8-K filed April 1, 2010).
(a)(1)(E)	Form of summary advertisement, published May 7, 2010.
(a)(1)(F)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(G)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(H)	Press release issued by Parent on May 7, 2010.
(d)(1)
Agreement and Plan of Merger, dated as of March 31, 2010, by and among Parent, Purchaser, and the Company (incorporated by reference to Exhibit 2.1 to Parent’s Current Report on Form 8-K filed April 1, 2010).

(d)(2)
Stockholders Agreement, dated as of March 31, 2010, among Parent, Purchaser and certain stockholders of the Company identified therein (incorporated by reference to Exhibit 2.2 to Parent’s Current Report on Form 8-K filed April 1, 2010).

(d)(3)	Confidentiality Agreement between the Company and Parent., dated July 22, 2008.
(d)(4)	Amendment to Confidentiality Agreement between the Company and Parent, dated February 3, 2010.
(g)	Not applicable.
(h)	Not applicable.

Item 13. Information Required by Schedule 13e-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BIG KETTLE MERGER SUB, INC.

By /s/ Dana L. Perry

Name: Dana L. Perry
Title: Vice President

AZZ INCORPORATED

By /s/ Dana L. Perry

Name: Dana L. Perry
Title: Senior Vice President for Finance and Chief
Financial Officer

Dated: May 7, 2010